SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No. 5)

                 DNA PLANT TECHNOLOGY CORPORATION

              COMMON STOCK, PAR VALUE $0.01 PER SHARE

                              2332361
                          (CUSIP Number)

                         CALISSA W. BROWN
               E. I. DU PONT DE NEMOURS AND COMPANY
                          (302) 773-7145
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                        September 26, 1996
                     ------------------------
               (Date of Event which Requires Filing
                        of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 STATEMENT PURSUANT TO RULE 13D-1

                              OF THE

                   GENERAL RULES AND REGULATIONS

                            UNDER THE

            SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

            ******************************************

          Items 2, 5, 6 and 7 of the statement filed pursuant to Rule 13d-1 under Section 13(d) of the Securities and Exchange Act of 1934 by E. I. du Pont de Nemours and Company ("DuPont"), (the "Statement"), are further amended by the information set forth below to reflect a change in the percentage of outstanding Shares of Common Stock of DNA Plant Technology, Inc. ("DNAP") beneficially owned by DuPont and Du Pont Chemical and Energy Operations, Inc. ("DCEO"), occurring as the result of the merger of DNAP with Bionova Acquisition, Inc., a subsidiary of Bionova U.S. Inc. ("Bionova"). After the merger, Bionova will be known as DNAP Holding Corporation.

Item 2.   Identity and Background

          The name and principal business address of the persons filing this statement are:

              E. I. du Pont de Nemours and Company
              1007 Market Street
              Wilmington, Delaware  19898

              Du Pont Chemical and Energy Operations, Inc.
              1007 Market Street
              Wilmington, Delaware  19898

          DuPont was founded in 1802 and was incorporated in Delaware in 1915. DuPont is one of the two largest chemical producers in the United States and is one of the leading chemical producers worldwide. It conducts fully integrated petroleum operations primarily through its wholly owned subsidiary Conoco Inc. and, in 1994, ranked eighth in the worldwide production of petroleum liquids by U.S.-based companies, tenth in the production of natural gas, and sixth in refining capacity.
Conoco Inc. and other subsidiaries and affiliates of DuPont conduct exploration, production, mining, manufacturing or selling activities, and some are distributors of products manufactured by DuPont.

          DuPont operates globally through approximately twenty strategic business units. Within the strategic business units approximately 85 businesses manufacture and sell a wide range of products to many different markets, including the energy, transportation, textile, construction, automotive, agricultural, printing, health care, packaging and electronics markets.

          DuPont and its subsidiaries have operations in about 70 nations worldwide and, as a result, approximately 50% of consolidated sales are derived from sales outside the United States, based on the location of the corporate unit making the sale. Total worldwide employment at year-end 1995 was about 105,000 people.

          DCEO was incorporated in Delaware in 1988 and is limited by its certificate of incorporation to the making, maintenance and management of its intangible investments and the collection and distribution of the income from such investments. DCEO is a wholly-owned, direct subsidiary of DuPont.

          Information concerning the directors and executive officers of DuPont and DCEO is contained in an updated Schedule A attached hereto. Neither DuPont, DCEO, nor, to the knowledge of DuPont and DCEO, any of the persons listed in Schedule A hereto has been involved in any proceeding which would require disclosure under paragraphs (d) and (e) of this Item.

Item 5.   Interest in Securities of the Issuer

          As a result of the combination of DNAP with Bionova, DCEO received 575,000 shares or 3.1 percent of the issued and outstanding Common Stock of DNAP Holding Corporation in exchange for the 5,750,000 shares of DNAP Common Stock owned by DCEO and DuPont.

          Except as described herein, neither DuPont, DCEO nor, to the knowledge of DuPont and DCEO, any of the persons listed in Schedule A hereto beneficially owns any equity securities of DNAP. Additionally, neither DuPont, DCEO nor, to the knowledge of DuPont and DCEO, any of the persons listed in Schedule A has effected any transaction in the equity securities of DNAP during the past sixty days.

Item 6.   Contracts, Arrangements or Understandings
          With Respect to Securities of the Issuer

          Except as described herein and Amendments No. 1, 2, 3 and 4 to this Schedule 13D, neither DuPont, DCEO nor, to the knowledge of DuPont and DCEO, any of the persons listed on Schedule A hereto has engaged in any contracts, arrangements, understandings or relationships requiring disclosure pursuant to this Item.

Item 7.   Material to be Filed as Exhibits

          The following documents are filed as an exhibit to this Amendment No. 5 to Schedule 13D.

     A.  Agreement dated October 9, 1996 between DuPont and
         DCEO in which both agree that this Amendment 5 to the Statement is filed on behalf of both of them.

     B. Certified copy of the resolution of the Board of Directors of DuPont authorizing any Vice President of DuPont Finance to execute any and all reports made by DuPont to the Securities and Exchange
         Commission pursuant to the Securities Exchange Act of 1934.

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 9, 1996


                    E. I. Du Pont de Nemours and Company


                           /s/ John C. Sargent
                    By----------------------------------
                              John C. Sargent
                        Vice President -  DuPont Finance


                    Du Pont Chemical and Energy Operations, Inc.


                          /s/ John C. Sargent
                    By----------------------------------
                              John C. Sargent
                                 President

                            SCHEDULE A

     1. Set forth below are the name, address and present principal occupation or employment with E. I. du Pont de Nemours and Company of each director and executive officer. With the exception of Percy N. Barnevik, who is a Swedish citizen, and Goro Watanabe, who is a Japanese citizen, each person listed below is a citizen of the United States of America.


NAME AND ADDRESS                   POSITION
----------------                   --------

Directors
---------

Percy N. Barnevik                  Chairman and Chief
ABB Asea Brown Boveri Ltd.           Executive Officer
P. O. Box 8131                     ABB Asea Brown Boveri Ltd.
CH-8050
Zurich Switzerland

Andrew F. Brimmer                  President and Director
Brimmer & Company, Inc.            Brimmer & Company, Inc.
4400 MacArthur Blvd., NW
Suite 302
Washington, D.C.  20007

Louisa C. Duemling                 Director
c/o John Thayer
1100 DuPont Building
1007 Market Street
Wilmington, DE  19898

Archie W. Dunham                   Director
Conoco Inc.
PE-3034
600 North Dairy Ashford
Houston, TX  77079

Edward B. du Pont                  Director
1011 Wilmington Trust Center
Wilmington, DE  19801

Charles M. Harper                  Director
Suite 1500
One Central Park Plaza
Omaha, NE  68102

Lois D. Juliber                    President
Colgate-Palmolive                  Colgate-Palmolive
300 Park Avenue                      North America
New York, NY  10022                Colgate-Palmolive Company

John A. Krol *                     Director
Administration
9000 DuPont Building
1007 Market Street
Wilmington, DE  19898

William K. Reilly                  Visiting Professor
Institute for International        Stanford University
   Studies
Encina Hall, Room 200
Stanford University
Stanford, CA  91305-6055

H. Rodney Sharp, III               Director
9000 Du Pont Building
1007 Market Street
Wilmington, DE  19898

Charles M. Vest                    President
111 Memorial Drive                 Massachusetts Institute of
Cambridge, MA  02142                  Technology

Goro Watanabe                      Executive Vice President
2-1 Ohtemachi 1-chome              Mitsui & Co., Ltd.
Chiyoda-ku, Tokyo 100 Japan

Edgar S. Woolard, Jr.              Chairman of the Board
Administration
9000 DuPont Building
1007 Market Street
Wilmington, DE  19898











--------------------------
* Also an Executive Officer of E. I. du Pont de Nemours and Company

Executive Officers
------------------

Jerald A. Blumberg                 Executive Vice President
Administration
9000 DuPont Building
1007 Market Street
Wilmington, DE  19898

Archie W. Dunham                   Executive Vice President
Conoco Inc.
PE-3034
600 N. Dairy Ashford
Houston, TX  77079

Gary W. Edwards                    Senior Vice President
Conoco Inc.
PE-3052
600 N. Dairy Ashford
Houston, TX  77079

Michael B. Emery                   Senior Vice President
DuPont Integrated
  Operations
B-8235
1007 Market Street
Wilmington, DE  19898

Charles O. Holliday, Jr.           Executive Vice President
DuPont Asia Pacific
9000 DuPont Building
1007 Market Street
Wilmington, DE  19898

John A. Krol                       President and CEO
Administration
9000 DuPont Building
1007 Market Street
Wilmington, DE  19898

Robert E. McKee, III               Senior Vice President
Conoco Inc.
PE-3070
600 N. Dairy Ashford
Houston, TX  77079

Joseph A. Miller                   Senior Vice President
DuPont Research and Development
E-328/411
Rt. 141 and Henry Clay
Wilmington, DE  19880

Stacey J. Mobley                   Senior Vice President
DuPont External Affairs
N-9510
1007 Market Street
Wilmington, DE  19898

Howard J. Rudge                    Senior Vice President and
DuPont Legal                          General Counsel
D-7038
1007 Market Street
Wilmington, DE  19898

     2. Set forth below are the names and addresses and positions with DCEO of each director and executive officer of DCEO. With the exception of Mireille Quirina and Robert Gachot, who are French citizens, each person listed below is a citizen of the United States of America.

NAME AND ADDRESS                   POSITION
----------------                   --------

John C. Sargent                    Director and President
D-8036
1007 Market Street
Wilmington, DE  19898

Charles L. Downing                 Director, Vice President
D-8003                              and Treasurer
1007 Market Street
Wilmington, DE  19898

Robert Gachot                      Director, Vice President
D-9098
1007 Market Street
Wilmington, DE  19898

Mireille Quirina                   Vice President
DuPont de Nemours International S.A.
2, Chemin du Pavillon
P. O. Box 50
CH-1218 Le Grand Saconnex
Geneva, Switzerland

                                                  EXHIBIT A



                             AGREEMENT


          By this Agreement, the undersigned agree that the Amendment No. 4 to Schedule 13D being filed on or about this date with respect to the ownership by the undersigned of shares of Common Stock of DNA Plant Technology Corporation is being filed on behalf of each of us.


Dated:  October 9, 1996


                    E. I. du Pont de Nemours and Company


                              /s/ John C. Sargent
                    By-------------------------------------
                              John C. Sargent
                       Vice President - DuPont Finance


                    DuPont Chemical and Energy Operations, Inc.


                              /s/ John C. Sargent
                    By-------------------------------------
                              John C. Sargent
                                President

                                                  EXHIBIT B



                        OFFICE OF THE CHAIRMAN

          FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION


          RESOLVED, that the Chairman of the Board, any Vice Chairman, any Vice President - DuPont Finance, any Assistant Treasurer, or any Assistant Controller, each hereby is authorized, in the name and on behalf of E. I. du Pont de Nemours and Company, to execute any and all reports made by this Company to the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.







          This is to certify that the foregoing is a true copy of action duly taken by the Office of the Chairman of E. I. du Pont de Nemours and Company on April 29, 1992, as last amended effective October 1, 1995, pursuant to resolution adopted by the board of Directors of E. I. du Pont de Nemours and Company on March 17, 1975, and still is in full force and effect.


                                   /s/ Mary E. Bowler
                                 ______________________
                                     Mary E. Bowler
                                   Assistant Secretary
                           E. I. du Pont de Nemours and Company

Dated:  October 9, 1996